Certain portions of the exhibit have been redacted as such portions are not material and the type of information that the Company treats as private or confidential.

[NAME REDACTED]

[NAME REDACTED]
[ADDRESS REDACTED]

[NAME REDACTED]
[ADDRESS REDACTED]

תאריך 21/03/2007

לכבוד
היי-נוטרה ביוסיינס בע"מ
[ADDRESS REDACTED]

הנדון *[NUMBER REDACTED]* **היי-נוטרה ביוסיינס בע"מ**

מצ"ב העתק הסכם/התחייבות בנושא: *[NAMES REDACTED]* **__מוש במרכיבים בריאותיים מתאי גפן...__**

המיועד למשמרת אצלכם.

__בכל פניה למשרדנו בקשר להסכם זה לציין מספרו של ההסכם כמופיע בראש העמוד הראשון מצד שמאל.__

בברכה,

[NAME REDACTED]
[TITLE REDACTED]

[RESEARCH NUMBER REDACTED]

חוזה

שנערך ונחתם ביום 21 בחודש ניסן תשס"ז [21.3.2007]

בין

[NAME REDACTED]
("[NAME REDACTED]")

מצד אחד

לבין

היי-נוטרה ביוסיינס בע"מ

[ADDRESS REDACTED]

(להלן "החברה")

מצד שני

הואיל: והחברה מעוניינת ביישום תוכנית מחקר ופיתוח **בשימוש במרכיבים בריאותיים אנטי-דלקתיים מתאי גפן** [VARIETY REDACTED] הכל כמפורט בחוזה זה על נספחיו ;

והואיל: והממשלה על ידי [NAME REDACTED] הנו בעל ידע מיומנות וניסיון לביצוע המחקר ...אם לתוכנית כפי המוגדר להלן בחוזה זה (להלן-"**התוכנית**");

והואיל: והצדדים מעוניינים לשתף פעולה בביצוע ויישום התוכנית הכל כמפורט בחוזה זה להלן ;

אשר על כן הוסכם, הותנה והוצהר בין הצדדים כדלקמן:

1. **פרשנות**

1.1. המבוא לחוזה זה ונספחיו מהווים חלק בלתי נפרד הימנו.

1.2 למונחים הבאים תיוחד בחוזה זה המשמעות הנקובה להלן בצידם :

1.2.1 **"התכנית"** תכנית מחקר ופיתוח לשימוש במרכיבים בריאותיים מתאי גפן [VARIETY REDACTED] בהתבסס על הפטנט הכל כמתואר וכמפורט בנספח "א" לחוזה .

1.2.2 **"תקציב התוכנית"** תקציב המחקר כפי המפורט בסעיף 9 לחלן, לרבות כל התוספות והשינויים שיחולו בו בהסכמת הצדדים, בהתאם לחוזה זה.

1.2.3 **"הפטנט"** בקשת פטנט [NUMBER REDACTED]

1.2.3 **"תוצרי התוכנית"** מרכיבים בריאותיים לרבות חומרים אנטי שמקורם בתאי גפן [NAME REDACTED] ו/או יפותחו במהלך ו/או כתוצאה דלקתיים לשם יצור מזון פונקציונאלי אשר ייוצרו מביצוע התוכנית

ייחודי הכולל את החומר/ים להקטנת רמת דלקתיות בגוף ובעיקר לעיכוב הסתיידות עורקים תוך שימוש בפטנט ו/או בפטנטים נוספים שייווצרו במהלך ביצוע התכנית.

1.2.4 **"נציג החברה"** מי שימונה על ידי הנהלת החברה כנציגה למטרות זה.

1.2.5 **"נציג** *[NAME REDACTED]* **"** אם לא נקבע מפורשות אחרת *[NAME REDACTED]* *[POSITION REDACTED]*

1.2.6 **"תמורה"** התקבול הסופי שנתקבל על ידי החברה בגין עסקת המחאה בניכוי עמלות הקשורות לעסקה.

1.2.7 **"קניין רוחני"** פטנטים, זכויות יוצרים, סימני מסחר, סודות מסחריים.

1.2.8 **"ידע"** כל מידע טכנולוגי, המצאות, בקשות פטנט, ,טכניקות, שיטות, נתונים בע"פ ובכתב, מידע גנטי, רכיבים, זנים, מכלואים, מידע לגבי תהליכי ייצור שיטות בדיקה וכל מידע אחר שנוצר במהלך התוכנית ו/או הקשור במישרין לתוכנית ו/או לתוצרי התוכנית ו/או למרכיבים בריאותיים מתאי גפן *[VARIETY REDACTED]*

1.3 כותרות סעיפי חוזה זה נועדו לשם הנוחות בלבד, ואין להן ולא תינתן להן כל משמעות בפירושו.

1.4 חוזה זה ממצה את היחסים המשפטיים בין הצדדים, ולא תהיה כל נפקות לכל מו"מ, הבנה, התחייבות ו/או מצג אשר היו, אם היו, בין במפורש ובין במרומז, בין בכתב ובין בע"פ, בין הצדדים עובר לחתימת חוזה זה.

1.5 לא יהא תוקף לכל שינוי בחוזה זה, אלא אם כן, נעשה בכתב ונחתם על ידי שני הצדדים לחוזה זה.

1.6 לא יהא תוקף לכל שינוי בתוכנית המחקר אלא אם צורפה תוכנית מתוקנת לחוזה זה.

2. הצהרות *[NAME REDACTED]*

[NAME REDACTED] מצהיר ומתחייב כי:

2.1 מכיר ויודע התכנית על פרטיה ומטרותיה.

2.2 עומדים לרשותו האמצעים והמשאבים לרבות כח אדם מיומן מנוסה ומקצועי ברמה גבוהה, ככל שנדרש למילוי התחייבויותיו על פי תוכנית נשוא חוזה זה.

2.3 התקשרותו בחוזה זה קיבלה את מלוא האישורים הדרושים לצורך חתימתו על חוזה זה וקיומו במלואו על כל סעיפיו.

2.4 אין כל מניעה, בין בדין ובין בחוזה להתקשרותו על פי בחוזה זה.

2.5 למיטב ידיעתו, הינו הבעלים המלא והחוקי של הידע והקניין הרוחני הגלום בפטנט וכל הידע ו/או קניין רוחני אשר יידרש לצורך ביצוע התוכנית.

3. הצהרות החברה

החברה מצהירה ומתחייבת כי:

3.1 בדקה מכירה ויודעת את התוכנית על פרטיה ומטרותיה.

3.2 בדקה את "הפטנט" וכל המידע הכלול בו.

3.3 באפשרותה וביכולתה לממן ביצוע התוכנית.

3.4 עומדים לרשותה המשאבים הנדרשים לשם מילוי התחייבויותיה עפ"י חוזה זה.

3.5 התקשרותה בחוזה קיבלה את מלא האישורים הדרושים לצורך חתימתה על חוזה זה וקיומו במלואו על כל סעיפיו.

3.6 אין כל מניעה, בין בדין ובין בחוזה, להתקשרותה בחוזה זה.

4. העסקה:

[NAME REDACTED] והחברה יבצעו את התוכנית במשותף, הכל בהתאם ובכפוף לתנאי חוזה זה.

5. התחייבויו[redacted] [NAME REDACTED IN THIS HEADING]

[NAME REDACTED] מתחייב:

5.1 להעמיד לצורך ביצוע התוכנית ולייחד למטרותיה את האמצעים והמשאבים הנדרשים ואת יכולתו לביצוע התחייבויותיו בהתאם להוראות חוזה זה.

5.2 להעמיד לצורך ביצוע התוכנית את כח האדם הנדרש, לרבות זה המפורט בנספח "א" ובכלל חוזה זה חוקר ראשי וחוקרים מתאימים באופן שיאפשר ביצוע מלא של התוכנית בדרך שמומחה היה עושה, וכמקובל בתחום, במסגרת לוח זמנים כמפורט בחוזה זה. כחוקרים ראשיים מטעם [redacted] ישמשו [ORGANIZATION REDACTED][NAMES REDACTED] (להלן- "החוקר הראשי"). [NAME REDACTED IN THIS PARAGRAPH]

5.3 במקרה שיבצר מהחוקר הראשי ו/או ממי מהחוקרים מלשמש בתפקידם ו/או יועבר מי מהם מתפקידו, כי אז, ימנה לו [redacted] מחליף מתאים לחוקר הראשי ויודיע על כך לחברה, לצורך קבלת אישור בכתב מהחברה לביצוע ההחלפה. [NAME REDACTED IN THIS PARAGRAPH]

לא מונה חוקר ראשי מחליף, מכל סיבה שהיא, או שהמחליף שמונה אינו מקובל על החברה או שאינו ממלא לדעת החברה תפקידו כראוי, תהא החברה רשאית להודיע על סיומו של חוזה זה ו/או התוכנית זה ובמקרה זה יחולו הוראות סעיף 7.3 –להלן.

5.4 לנהל רישומים מלאים מפורטים ומדויקים במשך כל מהלך הביצוע המקצועי של ביצוע התוכנית, על כל שלביו וסעיפיו.

5.5 לדווח לחברה בדבר ביצוע התקדמות התוכנית באמצעות דו"ח חודשי מתומצת (שלא יעלה על 2 עמודים) ודו"ח מפורט אחת לששה (6) חודשים, וכן למסור לידי החברה דו"ח שנתי בתום כל שנת מחקר. הדוחות יכללו את כל הפרטים המקצועיים הקשורים בביצוע התוכנית ובכלל, חוזה זה, מהלך העבודה בתקופה לגביה מוגש הדו"ח, תוצאות ניסויי שדה ומעבדה; בתום תקופת התוכנית להגיש לחברה דו"ח מסכם.

כן מתחייב [redacted] להעביר לחברה אחת לשישה חודשים דו"ח כספי לגבי ביצוע התוכנית ובתום כל שנה דו"ח כספי מסכם. [NAME REDACTED IN THIS PARAGRAPH]

5.6 ידוע לחברה [redacted] לא מתחייב להגיע במהלך תקופת ביצוע התוכנית, לתוצאות כלשהן ו/או לתוצאות כפי שעולה מהתוכנית ו/או לתוצאות מסחריות כלכליות.

5.7 על אף כל האמור בחוזה זה, [redacted] יהיה אחראי לכל נזק או הפסד שייגרם כתוצאה מרשלנות [redacted] או מי מטעמו לגבי ביצוע חלקו במסגרת התכנית.

6. התחייבויות החברה

החברה מתחייבת:

6.1 להעמיד כח אדם מקצועי ומיומן לשם ביצוע התחייבויותיה על פי חוזה זה.

6.2 החברה מתחייבת להעמיד [redacted] לצורך ביצוע התוכנית סך כאמור להלן בסעיף 9 לחוזה זה.

6.3 להגיש דו"ח שנתי לגבי התקדמות פיתוח תוצרי התוכנית כתוספי מזון במוצרים שונים ותוך פירוט המוצרים ושלבי הפיתוח.

6.4 לנקוט באמצעים הנדרשים על מנת לפתח תוצרי התוכנית בקנה מידה תעשייתי ולשלבם כתוספים במוצרי מזון ו/או בכל דרך אחרת.

6.5 לנקוט באמצעים הנדרשים על מנת לייצר את התוספים תוצרי התוכנית.

6.6 לנקוט באמצעים הנדרשים על מנת לשווק, לפתח שווקים, למכור ו/או למסחר את תוצרי התוכנית, הן בישראל והן מחוצה לה.

6.7 להגיש תוכנית עסקית בה תפרט כיצד ישולבו תוצרי התוכנית במוצרים תעשייתיים ימוסחרו לפי אבני דרך תוך חלוקה לארצות לו"ז ופירוט החברות אשר ייצרו את תוצרי התוכנית ולהעביר [redacted] עדכון התכנית העסקית אחת לשנה.

6.8 לדאוג לכל ההיתרים והרישיונות הדרושים על פי דין לשם ביצוע חוזה זה בקשר פיתוח ויצור תוצרי התוכנית כאמור לעיל.

6.9 החברה מתחייבת לערוך ביטוחים מתאימים לטובתה ולטובת [redacted] בגין פעילותה במסגרת החוזה, לרבות ביטוח אחריות יצרן וביטוח נזקי רכוש וגוף העלולים לחיגרם לצד ג' עקב ביצוע החוזה.

6.10 א. החברה מקבלת על עצמה אחריות מלאה לכל הנזקים, אבדן, הפסד, הוצאות ותוצאות מכל סוג ומין שהוא שייגרמו לאדם ו/או לגוף ע"י החברה במהלך או עקב היצור והשיווק של תוצרי התכנית או השימוש ו/או הניצול של צמחי המקור, הידע המדעי והטכני ו/או נתון מהנתונים ו/או כל פרט הנוגע להן, המגיעים ו/או הנמסרים לחברה בקשר ליצור ו/או שווק תוצרי התוכנית. [redacted] לא ישא באיזה מקרה שהוא כאמור, למעט נזק שנגרם ברשלנות [redacted] ונעשה ע"י [redacted] בחלקו ובתחומו וניתן להוכחה, ובמידה ואחריות כזו קיימת על פי פקודת הנזיקין [נוסח חדש] או דין אחר החל בישראל.

ב. אם הממשלה, כל הבאים מכוחה ו/או המועסקים על ידה או מי מהם יידרשו לשלם או יחויבו בתשלום כלשהו של נזק, אבדן, הפסד, הוצאה או תוצאה מכל מין וסוג שהוא, לרבות הוצאות משפט ושכר טרחת עו"ד, בגין העילות האמורות בסעיף קטן א' לעיל, מתחייבת החברה לשפות כל אחד מהם בשלמות עבור כל סכום שהוא שיידרשו לשלמו, או יחויבו לשלמו כאמור, ואותו סכום יראוהו כחוב המגיע לממשלה מאת החברה בהתאם לחוזה זה.

ג. נדרשה ו/או נתבעה הממשלה, הבאים מכוחה ו/או המועסקים על ידיה או מי מהם לשלם סכום כלשהו בתור פיצויים, דמי נזק, אבדן, הפסד, או תוצאה מכל מין וסוג שהוא, יודיע על כך [redacted] לחברה, על מנת לאפשר לחברה לנהל הגנה בפני אותה דרישה ו/או תביעה.

7. תקופת ביצוע התוכנית ולוח זמנים

7.1 התוכנית תבוצע במועדים ובשלבים כמפורט בתוכנית נספח א' משך תקופה של 2 שנים מיום חתימת חוזה זה, אלא אם כן סוכם על ידי שני הצדדים שהתוכנית הגיעה לסיומה קודם המועד המתוכנן. (להלן – "**תקופת ביצוע התכנית**").

7.2 על אף האמור לעיל, לחברה הזכות, להביא התוכנית לידי סיום 90 יום מראש ובתנאי שנמסרה הודעה מנומקת בכתב בהתקיים אחד מהמקרים הבאים:

7.2.1 חוסר התקדמות משמעותי במטרות המחקר.

7.2.2 אי כדאיות עסקית שתוכח על ידי ניתוח עסקי של החברה.

7.3 במקרה של סיום התוכנית כאמור בסעיף 7.2 לעיל יחולו ההוראות הבאות:

7.3.1 אם החברה תסיים ביצוע התוכנית עד תום השנה הראשונה היא תהיה חייבת להשלים כל חובותיה [redacted] עבור אותה שנה ולא תהיה לה כל זכות לגבי תוצרי התוכנית.

7.3.2 אם החברה תסיים ביצוע התוכנית לאחר [12] חודשים מתחילת ביצוע התוכנית; אזי יעביר [redacted] לחברה לא יאוחר מ- 30 יום ממועד ההפסקה את תוצרי התוכנית שפותחו עד אותו מועד ונמצאים ברשותו ו/או בהחזקתו הקשורים בכך.

7.4 במקרה של קיצור תקופת התכנית ו/או סיום התוכנית, כאמור לעיל, המינהל ימציא לחברה, דו"ח תקופתי בדבר התקדמות ביצוע התוכנית עד למועד הפסקתה כאמור וזאת לא יאוחר מ- 30 יום מסיום ביצוע התוכנית; החברה תשלם [redacted] את הסכומים המגיעים לו עד לאותו מועד בכפוף למפורט בתוכנית נספח א', לרבות לגבי הוצאות שאינן ניתנות לביטול. [redacted] יהיה זכאי לתמלוגים בהתאם לסעיף 11 מכל מוצר מתוצרי התוכנית שמוסחר ע"י החברה.

7.5 במקרה [redacted] יהיה מעוניין בסיום התוכנית , הוא יודיע על כך לחברה בהודעה בכתב של 90 יום מראש לפני תום כל שנה קלנדארית לביצוע התוכנית, וזאת מבלי שיחשב למפר החוזה, בקרות אחד או יותר מהמקרים הבאים:

7.5.1 אם ייבצר מהחוקר הראשי להמשיך בביצוע המחקר ולא נמצא לו מחליף המקובל על החברה

7.5.2 נסיבות שאינן תלויות [redacted] ומעבר לשליטתו.

7.6 עם מתן הודעת סיום כאמור בסעיף 7.5 לעיל , יעביר [redacted] לא יאוחר מ- 30 יום ממועד סיום התוכנית לחברה, כל מידע וחומר שפותח במסגרת התוכנית עד לאותו מועד וכן את כל הידע שנצבר במהלך ביצוע התוכנית ו/או הכרוך בו ואת תוצרי התוכנית שפותחו עד אותו מועד ונמצאים ברשותו ו/או בהחזקתו. ה[redacted] לא יהיה רשאי להשתמש בידע שנצבר במהלך ביצוע התוכנית ו/או הכרוך בו לרבות לגבי תוצרי התוכנית, ו/או להתקשר עם גורם מסחרי אחר בקשר לידע שנצבר במהלך ביצוע התוכנית ו/או הכרוך בו וכן לעניין תוצרי התוכנית שפותחו במסגרת חוזה זה; כמו כן, לא יהיה [redacted] זכאי לקבל תשלומים נוספים כלשהם בהתאם למפורט בסעיף 9 להלן מעבר לתשלומים שהגיעו לו עד מועד הסיום אך אין בכך, כדי לפגוע ו/או לגרוע מתשלומים שעל החברה לשלם על פי סעיף 11 להלן, לגבי מוצרים כלשהם מתוצרי התוכנית שממוסחרים.

7.7 הצדדים רשאים בתיאום ביניהם, להאריך תקופת ביצוע התוכנית לתקופה נוספת, בהתאם לשיקול דעתם, [להלן- "**התקופה המוארכת**"] לרבות לאשר שינויים וסטיות מלוח הזמנים הכל בתנאים שיוסכמו בין הצדדים.

7.8 הוארכה תקופת ביצוע התוכנית כאמור בסעיף 7.6 לעיל יחולו ההוראות הבאות:

7.8.1 הצדדים יקבעו בהסכמה ביניהם תקציב לתקופה המוארכת ואופן מימושו בהתאם לעקרונות שבחוזה זה.

7.8.2 כל הוראות חוזה זה יחולו על התקופה המוארכת בשינויים המחויבים לפי העניין.

8. <u>שיתוף פעולה</u>

8.1 הצדדים ישתפו פעולה באופן מלא, שוטף והדוק בניהול התוכנית ובביצועה.

8.2 מבלי לגרוע מכלליות האמור בסעיף 8.1 לעיל, מתחייבים הצדדים לאפשר כל צד למשנהו, לבקר בתאום מוקדם בכל אתר בו מבוצעת התוכנית, למסור כל מידע וכל דבר הקשור בביצוע התוכנית ולאפשר גישה חופשית לכל מידע כאמור.

9. <u>מימון התוכנית</u>

9.1 9.1.1 החברה תשלם עבור ביצוע התוכנית, באמצעות היחידה לקידום ויישום מו"פ בחקלאות, סך של שווה ערך בשקלים של **<u>$140,000</u>** (מאה ארבעים אלף דולר ארה"ב) לא כולל מע"מ (כולל תקורה בגובה של עשרים וחמישה אחוזים (25%)), לתקופת ביצוע התוכנית, כדלקמן;

בשנה הראשונה - שווה ערך בשקלים של **<u>70,000</u>** $ (שבעים אלף דולר ארה"ב).
בשנה השנייה - שווה ערך בשקלים של **<u>70,000</u>** $ (שבעים אלף דולר ארה"ב).

כשהשיעורים והמועדים מידי שנה יהיו כדלקמן:-

סך $30,000 (שלושים אלף דולר ארה"ב) תוך 30 יום מיום חתימת חוזה זה ובתחילת כל שנה קלנדארית של ביצוע התוכנית.

סך $20,000 (עשרים אלף דולר ארה"ב) לא יאוחר מתום 6 (שישה) חודשים מאותו מועד.

סך $20,000 (עשרים אלף דולר ארה"ב) עם הגשת דו"ח כספי ומדעי שנתי ובתום תקופת התוכנית דו"ח מסכם.

שער הדולר יחושב לפי השער היציג של הדולר הידוע בעת הוצאת חשבונית על ידי

[NAME REDACTED]

9.1.2 להבטחת התחייבויותיה של החברה למימון התוכנית לפקודת [redacted] בחוזה זה, מתחייבת החברה להפקיד בידי [TITLE REDACTED] ערבות בנקאית על הסכום שלגביו התחייבה לשנת המחקר הראשונה. הערבות תתחדש מדי שנה ותהיה בהתאם לגובה התחייבויות החברה למימון המחקר באותה שנה.

9.2 ה[redacted] יקצה את כספי התוכנית אך ורק למימון ההוצאות הקשורות ישירות בתוכנית והכל בהתאם לתכנית, למעט תקורות כמקובל [redacted]

9.3 התשלומים יבוצעו על ידי החברה על סמך חשבוניות שיוגשו על ידי [redacted] שוטף + 30 (שלושים) מיום קבלת החשבונית למעט התשלום הראשון שיבוצע לא יאוחר מ- 30 ימים מחתימת החוזה.

10. **<u>זכויות קניין רוחני</u>**

10.1 זכויות הקניין הרוחני על פי כל דין על-פי הסכם זה ירשמו בהתאם למפורט להלן. בכל מקרה של רישום זכויות קניין רוחני ששיכות [redacted] הן ירשמו על שם מדינת ישראל, תוך ציון שמות החוקרים אשר עסקו במחקר.

10.1.1 הפטנט וכל קניין רוחני בין שניתן לרשמו על פי דין ובין אם לאו, שנוצר על ידי [redacted] לפני מועד חתימת הסכם זה יהיה בבעלות [redacted]

10.1.2 קניין רוחני שיפותח תוך כדי ו/או כתוצאה מביצוע התוכנית על ידי [redacted] יהיה בבעלות [redacted]

10.1.3 קניין רוחני שיפותח במשותף על ידי [redacted] והחברה, יהיו בבעלות משותפת של [redacted] והחברה

10.1.4 קניין רוחני שיפותח באופן בלעדי על ידי החברה בתקופת ביצוע התוכנית שלא על בסיס תוצרי התוכנית ו/או הפטנט יהיה בבעלות החברה.

10.2 החברה מתחייבת כי רישום זכויות הקניין הרוחני בארץ ובעולם של הפטנט ושל תוצרי התוכנית, בהתאם להחלטות החברה, יעשה על חשבונה של החברה לרבות חידוש רישום והגנה על זכויות אלה.

10.2.1 למען הסר ספק, האמור בסעיפים 10.2 יעשה על חשבון החברה בנוסף להתחייבויותיה על פי סעיף 9 לעיל.

10.2.2 החברה מתחייבת לדווח [redacted] אחת לשנה לגבי הפטנטים שהוגשו לרישום ו/או חודש רישומם על ידה ו/או שנרשמו במהלך אותה שנה לפי פירוט ארצות הרישום.

10.3 למען הסר ספק, כל הכרוך בהכנת החומר לצורך הרישום יעשה אך ורק בתיאום עם [redacted]

10.4 [redacted] יפעל כמיטב יכולתו לסייע לחברה בכל הקשור ברישום הפטנטים ו/או קניין רוחני אחר ו/או הגנה עליהם, יכין כל חומר מקצועי הנדרש לשם כך ויעדכן את החברה בכל הקשור לכך.

10.5 [redacted] מתחייב לספק לחברה כל מסמך ו/או אישור ו/או ייפוי כח ו/או סיוע שיידרש לצורך רישום הקניין הרוחני בתוצרי התוכנית בין בארץ ובין בחוץ לארץ.

10.6 למען הסר ספק, האמור בסעיפים 10.3 -10.5 לעיל, יחול גם בקרות האמור בסעיף 7.3.

10.7 החברה מתחייבת לציין בכל פרסום היוצא על ידה את עובדת פיתוחם של כל תוצרי התוכנית על ידי המדינה בנוסח הבא בלבד: "מבוסס על מחקר של החברה [redacted].

11. **רישיון ותמלוגים**

11.1 לחברה יינתן רישיון בלעדי, שבכללו הזכות למתן רישיון משנה, עולמי, לייצור, שימוש, פיתוח, הטמעה, מסחור, שיווק ומכירה בארץ ובעולם של תוצרי התוכנית ; הרישיון יינתן החל מיום חתימת החוזה ולתקופה של 10 (עשר) שנים מהמכירה המסחרית הראשונה. לכל מוצר אשר תוארך לתקופה נוספת של 10 (עשר) שנים. אם תוארך על פי דין תקופת ההגנה לפטנט, או זכות קניין רוחני אחר שירשם לגבי תוצרי התוכנית, אזי תוארך בהתאם תקופת הרישיון כל עוד הפטנט בתוקף.

הארכת הרישיון תעשה בתנאי שהחברה מילאה אחר כל התחייבויותיה המהותיות על פי חוזה זה.

11.2 בתמורה לרישיון המוענק לחברה תשלם החברה [redacted] :

1. דמי רישיון חד פעמיים בסך שווה ערך בשקלים של $40,000 (ארבעים אלף דולר ארה"ב) שישולמו בפריסה לאורך השנה הראשונה מחתימת חוזה זה באופן הבא :
התשלום הראשון בסך שווה ערך בשקלים של $10,000 (עשרת אלפים דולר ארה"ב) ישולם תוך 30 יום מחתימת חוזה זה.
התשלום השני בסך שווה ערך בשקלים של $10,000 (עשרת אלפים דולר ארה"ב) ישולם לאחר 6 (שישה) חודשים מיום חתימת חוזה זה.
התשלום השלישי בסך שווה ערך בשקלים של $10,000 (עשרת אלפים דולר ארה"ב) ישולם לאחר 9 (תשעה) חודשים מיום חתימת חוזה זה.
התשלום הרביעי בסך שווה ערך בשקלים של $10,000 (עשרת אלפים דולר ארה"ב) ישולם לאחר 12 (שנים עשר) חודשים מיום חתימת חוזה זה.
שער הדולר יחושב לפי השער היציג של הדולר הידוע בעת הוצאת חשבונית על-ידי [redacted]

2. כמו כן תשלם החברה [redacted] תמלוגים בשיעור 3% [שלושה אחוזים] מהמכירות "ex factory" בארץ ובחוץ לארץ, באותן מדינות בהן נרשם פטנט. התמלוגים ישולמו מיום ביצוע מכירה מסחרית ראשונה ועד לפקיעתו של הפטנט שנרשם.

3. במדינות בהן מוסחרו תוצרי התוכנית ובהן לא נרשם פטנט, תשלם החברה [redacted] תמלוגים בסך של 1.25% ממכירות "ex factory". התמלוגים ישולמו כל זמן שתוצרי התכנית ממוסחרים. תשלום התמלוגים ייפסק במועד פקיעת הפטנט האחרון שנרשם במסגרת חוזה זה.

בסעיף זה יהיה למונח "ex factory" המשמעות הבאה: "בשער המפעל".

בסעיף זה יהיה למונח "מכירות" המשמעות תבאה: כספים שהתקבלו ע"י החברה ממכירות של תוצרי התוכנית ו/או מוצרים המכילים את תוצרי התוכנית, בניכוי החזרים, זיכויים והנחות.

11.3 החברה מתחייבת להודיע [redacted] בכתב תוך 30 יום על מועד המכירה המסחרית הראשונה בכל ארץ וארץ בה מוסחרו תוצרי התוכנית. החברה תדווח על המכירה המסחרית הראשונה של כל תוצר מועד המכירה המסחרית של כל תוצר יעשה במסגרת דו"ח תמלוגים חצי שנתי שיסופק [redacted] על פי סעיף 11.8.

11.4 **"גוף קרוב"** - גוף שהחברה מחזיקה לפחות ב- 25% ממניותיו או מזכות הבעלות בו או מהסמכות למנות בו מנהלים.

11.5 אם החברה תעניק זכויות משנה לשימוש ברישיון או תעביר אותו לצד שלישי שאינו גוף קרוב (**"עסקת המחאה"** או **"רישיון משנה"**) תשלם החברה [redacted] את השיעורים הבאים מהתמורה שתקבל מצד שלישי כאמור וזאת בנוסף להתחייבויותיה על פי סעיף 11.2 לעיל.

25% (עשרים וחמישה אחוזים) מכל תמורה שתתקבל בחברה בתוך שנה ממועד חתימת חוזה זה.

15% (חמישה עשר אחוזים) מכל תמורה שתתקבל בחברה במהלך השנה השנייה ממועד חתימת חוזה זה.

7.5% (שבעה וחצי אחוזים) מכל תמורה שתתקבל בחברה במהלך השנה השלישית ממועד חתימת חוזה זה.

5% (חמישה אחוזים) מתמורה שתתקבל בחברה לאחר תום שלוש שנים ממועד חתימת חוזה זה.

11.6 בכל מקרה בו חתמה החברה רישיון משנה על פי חוזה זה היא תשלח[NAME REDACTED] עותק של חוזה זה. החברה תוודא כי:

רישיון המשנה הינו בהתאמה לתנאי והוראות הסכם זה.

- רישיון המשנה יינתן על בסיס מסחרי עניני ובעבור תמורה ריאלית.

- על פי תנאיו יפקע רישיון המשנה עם פקיעתו או ביטולו של חוזה זה, בהתאם להוראותיו אא״כ הוחלט על ידי [NAME REDACTED]ובעל רישיון המשנה אחרת.

- רישיון המשנה ניתן יהיה להסבה ו/או המחאה בתנאי שיקוימו על ידו הוראות חוזה זה.

בעל רישיון המשנה יתחייב בעצמו וידאג להתחייבות של עובדיו ויועציו לשמירה על סודיות בכל הקשור בהסכם זה, בהתאם להתחייבות החברה על פי חוזה זה.

11.7 החברה תמציא [redacted] דו״ח חצי שנתי על גבי גיליון אלקטרוני ממוחשב בפורמט שיכלול בין היתר, את כל הפרטים כאמור בסעיף 11.2 בחתימת מנהל החברה מאומת על ידי רואה חשבון החותם על ספרי החברה הכולל פירוט כל התמלוגים המגיעים [redacted] בגין אותה תקופה בישראל, וכמו כן פירוט מכירות כמויות ומחירים לגבי כל ארץ וארץ בחו״ל. הדוחות יוגשו תוך 45 (ארבעים וחמישה) יום מתום כל חצי שנה קלנדארית בימים 15 באוגוסט וב - 15 בפברואר של כל שנה ויתייחסו לאותה חצי שנה שבגינה הוגשו. 45 (ארבעים וחמישה) יום ממועד הגשת כל דו״ח תשלם החברה את התמלוגים המגיעים [redacted] על פי הדו״ח, בתוספת מס ערך מוסף כדין כנגד חשבונית מע״מ ערוכה כדין. מחיר המכירה בארץ יחושב בשקלים, מחיר כל מכירה בחו״ל יחושב בדולרים של ארה״ב. התמלוגים יחושבו בדולרים של ארה״ב וישולמו בשקלים ישראליים בהתאם לשער היציג של הדולר ב- 15 באוגוסט וב- 15 בפברואר, בהתאמה.

על אף האמור לעיל, אם תעניק החברה אשראי ללקוח, תחשב המכירה כאילו בוצעה על ידי החברה, וישולמו התמלוגים בגין מכירה זו [redacted] רק לאחר תשלום תמורת המכירה על ידי הלקוח לחברה בפועל.

11.8

11.8.1 כל תשלום המגיע בהתאם לחוזה זה שלא שולם במועדו, ישא ריבית פיגורים עד מועד התשלום בפועל.

לגבי תשלומים בשקלים, ריבית הפיגורים תחושב בהתאם לשיעור ריבית הפיגורים של החשב הכללי כפי שתהיה מעת לעת ומתייחסת לתקופת הפיגורים האמורה.

11.8.2 לגבי תשלומים במטבע זר ושלא שולמו במועדם, הריבית תהיה ליבור [ל- ½ שנה] + 3% (שלושה אחוזים).

11.9 החברה תנהל ספרי חשבונות מלאים ונכונים על פי הנוהלים המקובלים והסבירים שיאפשרו קביעה של סכומי התמלוגים שעל החברה לשלם ל[redacted] החברה תגיש [redacted] דו״ח מאושר על ידי רואה חשבון מוסמך שיכיל את כל הפרטים הנזכרים בסעיף 11.8 לעיל, בתום כל שנה קלנדארית.

11.10 מנהל חשבונות או רואה חשבון מטעם [redacted] יהיה רשאי לבדוק את ספרי החשבונות של החברה, וכל דו״ח או מידע הנוגעים לייצורם ושיווקם של תוצרי התוכנית על מנת לבדוק את סכום התמלוגים שיש לשלם [redacted] ואת מידת הדיוק של המידע הנמסר [redacted] בדו״חות המפורטים לעיל. החברה תאפשר בדיקת ספרייה תוך 15 יום ממועד ההודעה, בתיאום מראש עם החברה ובמסגרת שעות העבודה המקובלת בחברה. אי מתן אפשרות בדיקה לשם קיום האמור לעיל יחשב כהפרת הסכם.

11.11 אם בתום 8 שנים מתחילת התכנית, החברה לא תמסחר כלל מוצר מתוצרי התוכנית, היא מתחייבת להחזיר כל הזכויות שחוקנו לחברה על פי חוזה זה [redacted]. אם בתום 8 שנים מתחילת התכנית, החברה תמסחר את תוצרי התוכנית בהיקף הנמוך מ- $125,000 בשנה תחוייב החברה בתשלום תמלוגי מינימום בשיעור $5,000 לשנה למשך 3 שנים. בתום 3 השנים, אם לא חל שיפור במכירות, יוחזרו הזכויות [redacted]

12. סודיות והגבלת ביצוע פרויקטים נוספים

12.1 הצדדים מתחייבים, לשמור בסוד כל נתון ו/או מידע הנוגעים לתוכנית ו/או לתוצרי התוכנית, ו/או לחוזה ו/או לאפשרות ניצולם ושיווקם של תוצרי התוכנית וכל מידע אחר הקשור בהם, ו/או הקשור לחברה ו/או הינו בעל אופי סודי מעצם טיבו ולא למוסרם ו/או לפרסם נתונים לגביהם בכל דרך שהיא, בין במישרין ובין בעקיפין, לכל אדם או גוף אחר ללא הסכמתו המוקדמת בכתב של הצד האחר.

הצדדים מתחייבים לשמור בסודיות האמור לעיל, משך תקופת החוזה וחמש שנים מיום סיומו או הפסקתו כל זאת בכפוף לאמור בסעיפים 12.4 ו- 12.5.

כל פרסום למעט פרסום מדעי פנים מנהלי מותנה בהסכמה מראש ובכתב של החברה.

12.2 הצדדים ינקטו בכל אמצעי הזהירות הנדרשים על מנת להבטיח שמירה על סודיות כאמור לעיל ובאותה מידת זהירות שיש לנהוג לשם הגנה על סודותיו המסחריים הוא.

12.3 מבלי לפגוע ו/או לגרוע מכלליות האמור ב- 12.1 סיפא מתחייב *[NAME REDACTED]* לא לפרסם ו/או להתיר לחוקרים ו/או למי מעובדיו או מטעמו, לפרסם או לגרום לפרסום המחקר נשוא חוזה זה ו/או כל חלק ממנו ו/או תוצאותיו ללא קבלת הסכמת החברה מראש ובכתב לנוסח הפרסום. החברה תשיב תוך 45 יום, בין בחיוב ובין בשלילה לכל בקשה לאשר פרסום המחקר כאמור, מיום אישור קבלת ההודעה על ידי החברה, לא השיבה החברה תוך המועד האמור יחשב הדבר כהסכמה מטעמה לפרסום.

12.4 מוסכם בין הצדדים, כי בתום המועד להגשת התנגדות לרישום זכויות קניין רוחני לגבי מוצר או תוצר מתוצרי התוכנית, לא תמנע החברה *[NAME REDACTED]* פרסום המחקר ותוצאותיו בעיתונות מקצועית. אם החברה לא תהיה מעוניינת ברישום פטנט לגבי תוצרי התוכנית, יהיה זה שיקולו הבלעדי של המינהל אם לפרסם או לא וזאת תוך 6 חודשים מיום החלטתה של החברה לא להגן על הקניין הרוחני בפטנט.

12.5 כל האמור בסעיפים 12.1 - 12.4 לעיל לא יחול על:

12.5.1 מידע שהינו נחלת הכלל או שיהיה נחלת הכלל לא מחמת מעשה או מחדל של אחד הצדדים.

12.5.2 מידע שהיה בידיעתו של צד קודם לחתימת חוזה זה וניתן להוכיח זאת במסמכים בכתב.

12.5.3 מידע שנמסר לאחד הצדדים לחוזה זה על ידי צד ג', כדין, וניתן להוכיח זאת בכתב.

12.5.4 מידע שצד שנדרש לחשפו בגין דרישת ערכאה מוסמכת על פי דין.

12.6 החברה מתחייבת, כי תנקוט בכל אמצעי הזהירות הנדרשים על מנת להבטיח שמירת סודיות הנדרשת בכל המגעים והמומ"ים שתנהל לצורך יצור ומסחור תוצרי התוכנית.

12.7 כל צד יגרום לכך, שכל עובד ו/או הפועל מטעמו ו/או כנציגו ו/או כמורשהו בפרויקט וכל מי שיבוא מכוחו ומטעמו ואשר ייחשף בפניו המידע, הנתונים והידע הקשורים בביצוע התוכנית, נשוא חוזה זה ו/או כל ידע שייווצר אגב ועקב ביצוע תוכנית המחקר נשוא חוזה זה לרבות תוצרי התוכנית, יקיים הוראות סעיף זה לעיל.

13. **מחקרים נוספים**

13.1 בנוסף ומבלי לגרוע מכל האמור בחוזה זה, מתחייב [NAME REDACTED] כי לא יבצע במהלך תקופת ביצוע התוכנית ו-3 שנים נוספות, כל תוכנית נוספת [להלן- "**התוכנית הנוספת**"] שתהא זהה לתוכנית באלו מהעניינים המפורטים להלן, כולם או חלקם.

13.1.1 הפטנט, ידע ופטנטים שהם תוצרי התוכנית;

13.1.2 מטרת התוכנית כמפורט בנספח א';

14. **ביטול וסעדים**

14.1 מבלי לגרוע מהאמור לעיל, הצדדים יהיו זכאים להביא חוזה זה לידי סיום בתקופת ביצוע התוכנית ו/או בתקופת הרישיון בכל מקרה שבו יפר הצד האחר אי אלו מהתחייבויותיו על פי חוזה זה, ולא תקן ההפרה בתוך 45 יום מקבלת הודעת הצד האחר על כך ותחולנה הוראות סעיף 7.5 בהתאם.

14.2 החברה תהיה רשאית להביא את החוזה לידי סיום בהודעה מנומקת בכתב של 90 יום מראש וזאת רק במצב של אי כדאיות עסקית שתוכח על ידי ניתוח עסקי של החברה.

14.3 סיום החוזה על פי הוראות סעיף זה יעשה בהודעה בכתב שתימסר לצד השני.

14.4 עם מתן הודעת סיום כאמור יחולו ההוראות כאמור בסעיף 7 לעיל בהתאמה.

14.5 אין באמור בהוראות סעיף זה, כדי לפגוע ו/או להגביל זכויות הצדדים על פי כל דין.

14.6 חובת הסודיות כאמור בסעיפים 12 תחול גם לאחר תום תקופת ההסכם ו/או סיומו מכל סיבה שהיא, משך תקופה של 5 שנים מיום הסיום.

15. **שונות**

15.1 מוסכם בין הצדדים, כי בכל מקרה בו הוכרז, על ידי בית משפט מוסמך, על פירוק החברה, תופסק מידית ההתקשרות עמה ולא תהיינה לה ו/או למי מטעמה בין על פי דין ובין על פי חוזה זה ו/או הרשאה, זכויות כלשהן בקניין הרוחני שבבעלות [NAME REDACTED] על פי סעיף 10 לעיל. באשר לקניין רוחני שבבעלות משותפת של הצדדים, יגיעו הצדדים להסכם בכתב המאושר ע"י ביהמ"ש. וזאת ממועד ההכרזה כאמור לרבות לצורך מסחור תוצרי התוכנית [NAME REDACTED] תעמוד זכות, לתבוע כל כספים ו/או תשלומים שהחברה הייתה חייבת לה עד מועד ההכרזה לגבי כל תוצר מתוצרי התוכנית ו\או מבעלי הרשאה או רישיונות מטעמה .

כמו כן, מתחייבת החברה, שבהתקשרויות שיהיו לה עם צד ג' יופיע ס' דומה.

15.2 הצדדים לא יהיו רשאים להמחות את זכויותיהם וחובותיהם על פי חוזה זה אלא בהסכמה מראש ובכתב של הצד האחר. זאת בכפוף לאמור בסעיף 11.6 לעיל.

15.4 מקום השיפוט הייחודי בכל הקשור להסכם זה לרבות הפרתו יהיה בבית המשפט בתל-אביב-יפו.

15.5 1. מוסכם בין הצדדים, כי כל הסכמה לוותר או לסטות מתנאי כלשהו לחוזה זה ו/או לשנות מהאמור במקרה מסוים המפורט בחוזה זה, לא תהווה תקדים למקרה אחר ולא תיגזר מהסכמה זו גזרה שווה לאחר בעתיד.

2.‏ אם מי מהצדדים לא ימצה את כל זכויותיו על פי חוזה זה לגבי מקרה מסוים, לא ייחשב הדבר כויתור על זכויותיו במקרה אחר, וויתור זה לא יפגע בזכויותיה האחרות שלו עלפי חוזה זה.

15.6‏ כתובות הצדדים לחוזה זה הן :

[ADDRESS REDACTED]

15.7‏ **החברה** - כמפורט במבוא לחוזה זה.

כל הודעה או מסמך שעל צד לשלוח על פי זה למשנהו תשלח בדואר רשום לכתובת האמורה ו/או בכל כתובת אחרת עליה ניתנה הודעה כאמור, ותחשב כמתקבלת בתום 96 שעות ממועד המסירה למשלוח כאמור.

ולראיה באו הצדדים על החתום:

בשם החברה

חיי-נוטרה ביוסיינס בע״מ

"SIGNED"

חתימה וחותמת

[NAME REDACTED]

"SIGNED"

[TITLE REDACTED][NAME REDACTED]

"SIGNED"

[NAME REDACTED][TITLE REDACTED]

"SIGNED"

[TITLE REDACTED]

"SIGNED"

[TITLE REDACTED]

"SIGNED"

[TITLE REDACTED]

נספח ג'

[DECLARATION AND UNDERTAKING REDACTED]

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13.3.2007

נספח א'-תכנית עבודה שנה ראשונה פרויקט 'תרבית תאים מענבים אדומים RGC

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